



PROSPECTUS (Amended for Material Changes)

THE COOKIE DEPARTMENT INC.

Minimum Amount to be Raised: **$15,000**
Maximum Amount to be Raised: **$35,000**

The Cookie Department Inc. Series A 10-2023 Bonds

We are offering to sell up to **3,500** units of our **The Cookie Department Inc. Series A 10-2023 Bonds**. The specific terms of our bond offering are outlined below. You should read this prospectus and the applicable supplementary information carefully before you invest.

We are offering bonds directly to investors on the SMBX. SMBX is a FINRA-registered Regulation Crowdfunding (Reg CF) funding portal, which acts as the intermediary in this bond issuance, pursuant to its legal authority to act as an intermediary effecting Reg CF securities transactions on behalf of qualified investors.

Investing in these bonds involves risks, which include but are not limited to those described in the "Risk Factors" section, beginning on page 7 of this prospectus.

Our bonds are <u>secured by collateral</u> (see form of collateral section on page 14 for more details), and are not savings accounts, deposits, or obligations of another entity besides our company. Our bonds are not guaranteed by SMBX, our company, or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The SEC and FINRA have approved Reg CF offerings. However, neither the SEC, FINRA, nor any state securities commission has approved nor disapproved of this bond offering or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This document is a bond prospectus that includes but is not limited to the information required by the Form C registration statement filed by **The Cookie Department Inc.** with the Securities and Exchange Commission, or the "SEC."

This Form is used as the offering statement for **The Cookie Department Inc.**, which is offering for sale, their **The Cookie Department Inc. Series A 10-2023 Bonds**. Any related amendments and progress reports, required to be added by **The Cookie Department Inc.** when offering securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.), will be attached as Appendices.

This Form is also used for an annual report, required by Rule 202 of Regulation Crowdfunding (§ 227.202), and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

The Cookie Department Inc., filing this Form for a bond offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), files this Form prior to the commencement of the offering, and includes the information required by Rule 201 of Regulation Crowdfunding (§ 227.201). **The Cookie Department Inc.** also includes, as required, the Summary (see below) as an XML-based portion of this Form.

The Cookie Department Inc. will file a report with the Commission annually up until the maturity of the bond offering, and will post the report on either or both our company's website or on our offering page on the SMBX, no later than 120 days after the end of each fiscal year covered by the report.

In such annual report(s), we will provide financial statements certified by our principal executive officer to be true and complete in all material respects. If, however, we have available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements will be provided, and subsequently, certification by our principal executive officer will not be required.

Investors should only rely on the information provided in this prospectus and additional supplements that can be found on **The Cookie Department Inc.** offering page on the SMBX under "Issuer Financial Information", including any information incorporated by reference. Neither **The Cookie Department Inc.**, nor any promoter or affiliate of **The Cookie Department Inc.**, nor SMBX, nor any U.S. regulatory agency has authorized anyone to provide different information. We are not offering the bonds in any jurisdiction where their offer or sale is not permitted. All aspects of this offering are made pursuant to the legal authorization for securities offerings of Reg CF, also known as a "crowdfunding investment".

A crowdfunding investment involves risk. You should not invest in any bonds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of **The Cookie Department Inc.** and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

SUMMARY

This section is considered the "cover page", under the general instructions of Form C. Information on this cover page will be generated based on the information provided in XML format on EDGAR. All additional information in this document will also be submitted to EDGAR, in file format consistent with Regulation S-T (§ 232 et seq.)

This section highlights the basics of the legal and financial terms of the bonds that are described in more detail throughout this prospectus. Final terms of this particular bond offering, if modified, will be contained in the supplemental Appendices. The terms in the Appendices may vary from and supersede the terms contained in this prospectus. Before you decide to purchase any bonds, you should read the more detailed information appearing elsewhere in this prospectus and in the applicable Appendices.

Issuer……………………**The Cookie Department Inc.,** California, January 17, 2012
6424 SW Alfred St
Portland, OR 97219
CIK: 0001748804

Intermediary…………**SMBX Inc.**
DBA SMBX
https://thesmbx.com
CIK: 0001707214
SEC File No: 007-00129

Compensation Disclosure……………………………………………….As these bonds are being issued as part of the *SMBX Small Business Rebuild Bond Program*, the SMBX will not be charging an upfront capital raise fee or maintenance fee for this offering. SMBX also has no arrangement to acquire an interest in the issuer.

Securities…………………………………………………………………….. **The Cookie Department Inc. Series A 10-2023 Bonds**
Number……………………………………………………………… up to **3,500**
Issuance Price……………………………………………………… **$10.00** per unit/bond
Minimum Amount…………………………………………………… **$15,000**
Maximum Amount…………………………………………………… **$35,000**
Maturity……………………………………………………………… Each bond will mature **36** months after its issuance date in **October 2023**
Interest …………………………………………………………This bond yields a fixed interest at **8%**. Interest is accrued daily beginning on the offering's completion date or bond issuance date. The bond issuance date will be the date that investors receive their bond certificates. An investor should expect to receive principal + interest payments on their bonds each month on the same day until the maturity of the bond or for as long as the investor holds the bond. (For example, if the bond's issuance date is July 10, 2020, then the accrual period for the bond's interest payment in August will be from July 10, 2020 to August 9, 2020. The first principal + interest payment the investor will receive will then be August 10, 2020). Any payment date that lands on a bank holiday or weekend or at the end of the month on a day that every month may not have (i.e. the 31st of a month, only some months have 31sts), then investors will be paid the following business day.

Principal…………………………………………………………………….The principal is the original amount an investor invests in the offering. It is also the amount which accrues interest during the life of the bond. As principal is paid down each month over **36** months,

interest will also decrease and will be calculated based on the remaining principal until the principal on an investment is fully paid back to an investor.

Status…………………………………………………………………………Oversubscription (in the form of investment commitments over the maximum fundraise target) is allowed during the offering, but once the offering is completed, there is no oversubscription allowed. The offering will be capped at the maximum fund raise amount of **$35,000** (total offering amount) and is filled on a pro-rata/first-come first-serve basis based on transactions that are fully completed and settled. The deadline to reach the target amount is at least 21 days from the start of the offering (the remaining offering period will always be highlighted to the investor on the offering's page). If the sum of the investment commitments does not equal to or reach the minimum target offering amount at the offering deadline, then either 1) an issuer accepts a lower fund raised amount and investors invested in the bonds also confirm this change to the offering, at which case, the offering will be finalized and processed through accordingly or 2) an issuer extends the offering deadline to a future date beyond the original deadline and continue to raise funds accordingly in hopes to meet their target fundraise amount, and investors invested in the bonds also confirm this change to the offering or 3) no securities will be sold in the offering and investment commitments will be cancelled and committed funds will be credited back to investors' bank accounts or credit cards.

Offering Period………………………………………………………The offering begins at 9:30am PT on **Tuesday, August 11, 2020**, and ends at 5pm PT at least 21 days from the offering go-live date.

Redemption and Repayment…………………………………………This offering begins repayment 1 month after its bond issuance date on the same day as the bond issuance date each month, with the initial payment of principal + interest being withheld from the successful offering and remaining in the issuer's escrow until release 1 month after issuance; subsequent payments are made the same day as the bond issuance date each month until maturity in **October 2023**.

Subordination and Acceleration Rights……………………………This security is secured by collateral in the form of the company's accounts receivables and inventory. (See Form of Collateral section on page 14 for more details).

Survivor's Option……………………………………………………There is no survivor's option for this security. The bond may however, be transferred by an authorized representative of the current beneficial owner of the bond to a new beneficial owner provided the new beneficial owner qualifies to register an account with SMBX to receive the bond's future payments. See Survivor's option for more details.

Resale Restrictions……………………………………………………Securities issued pursuant to Section 4(a)(6) are not freely transferrable by the investor/purchaser during the one year period beginning when the securities are issued, unless such securities are transferred to the issuer of the securities, an accredited investor, as part of an offering registered with the commission, or to a member of the family of the purchaser.

Number of Company Employees……………………………………**1**

Financial Overview……………………………………………………Latest 2 Years of FY financial information included below (YTD 2020 financials are also included in the Issuer Financial Information Section on the offering's page).

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$154,320	$216,910
Cash & Cash Equivalents	$15,425	$74,799
Accounts Receivable	$56,537	$47,367
Short-term Debt	$115,792	$120,837
Long-term Debt	$343,582	$314,467
Revenues / Sales	$242,329	$344,595
Cost of Goods Sold	$175,919	$216,411
Taxes & Licenses	$3,489	$11,005
Net Income	$-60,714	$-82,479

Payments Processor/Escrow Agent(s)…………………………………………………..North Capital Private Securities Corporation, 623 E Fort Union Blvd. Suite 101, Salt Lake City, UT 84047 and Boston Private Bank and Trust Company, 160 Bovet Road, San Mateo, CA, 94402.

SIGNATURE AND DATE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), **The Cookie Department Inc.** certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C, and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Cookie Department Inc.

By Akiva Resnikoff, CEO

DocuSigned by:

Akiva Resnikoff

0F5172B291D5407...

(Signature)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Akiva Resnikoff

0F5172B291D5407...

(Signature)

Akiva Resnikoff
(CEO)

9/28/2020
_____
(Date)

COMPANY INFORMATION

The Cookie Department Inc., is the legal name of the issuer.

Statement of Eligibility

The Cookie Department Inc. is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia. **The Cookie Department Inc.** is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. **The Cookie Department Inc.** is not an investment company registered or required to be registered under the Investment Company Act of 1940. **The Cookie Department Inc.** is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. **The Cookie Department Inc.** has filed with the Commission and provided to investors, to the extent required, the annual reports and financial statements required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports). **The Cookie Department Inc.** is

not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Neither **The Cookie Department Inc.** nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors, Officers, Principals

Directors

Name of Director	Dates of Board Service	Principal Occupation	Employer	Dates of Service	Title / Position	Principal Business
Akiva Resnikoff	1-Apr-12	CEO	The Cookie Department	2009-Present	CEO/Director	Cookie Manufacturing
Andrea Kirschner	1-Jan-17	Vice President of Finance	Diversified Maintenance Systems	2014-Present	CFO/ Director	Maintenance Services
Isaac Resnikoff	1-Apr-12	Partner	Project Room	2014-Present	Director	Design Agency

Officers

Name of Officer	Title / Position	Dates of Service	Responsibilities
Akiva Resnikoff	CEO	2009-Present	CEO
Andrea Kirschner	CFO	2016-present	CFO

Principal Security Holders
The company's beneficial security holders are:

Name of Holder	% of Voting Power Prior to Offering
Akiva Resnikoff	63.7%

NOTE: Total voting power is calculated to include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they have been included as being "beneficially owned." Outstanding voting equity securities are calculated to assume all outstanding options are exercised and all outstanding convertible securities are converted.

Description of Outstanding Securities.
The Cookie Department Inc. has the following other securities outstanding.

Stocks

Security	Securities Outstanding	Securities Authorized
Common Stock	62,756	999,999

Convertible Notes

Security	Issue Date	Amount	Amount	Maturity
Convertible Note 2019	1-Apr-19	$96,087	$98,849	1-Apr-22
Convertible Note 2017	31-Oct-17	$211,000	$248,539	31-Oct-20

The Cookie Department Inc. is a Corporation, as explained in Company Information, Statement of Eligibility and Principal Security Holders.

Recent Prior Control. **The Cookie Department Inc.** was not and is not controlled by or under common control with a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering , in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons.

Description of Business
The Cookie Department Inc. is a California based food manufacturer (NAICS 311900) that specializes in creating ketogenic-focused cookies. **The Cookie Department Inc.** works to create fully functional cookies that are loaded with wholesome ingredients that allow its customers to enjoy their favorite soft baked snacks without the guilt of traditional cookies.

Financial Condition
The Cookie Department Inc. has been in operations for approximately 8 years. In 2019 the company posted $242,328.62 in revenues/sales and net income of -62,797.81. In 2018 the company posted $344,594.72 in revenues/sales and net income of $-82,479.33. These financial results are historical and not representative of what investors should expect in the future.

Proceeds from the offering are not necessary to the viability or liquidity of the business, but rather will be used for the purchase of the next run of inventory for the new "Champion Chip" Cookie Line, to increase its online marketing efforts and to paydown existing credit card debt. The Cookie Department Inc. plans to use the funds raised from the Reg CF offering shortly after its successful close.

The following is an overview of the indebtedness of **The Cookie Department Inc.**:

Creditor	Issue Date	Amount	Outstanding Principal + Interest/Fee	Interest Rate	Maturity Date	Current with Payments
SBA	22-May-20	$51,900	$51,900	3.75%	22-May-50	Yes
SBA Micro Loan	1-Dec-14	$50,000	$2,919	7.25%	1-Dec-20	Yes
Promissory Note 1	10-Aug-12	$5,000	$5,000	0%	No Set Maturity	Yes
Promissory Note 2	10-Aug-12	$5,000	$5,000	0%	No Set Maturity	Yes

Promissory Note 3	1-Jan-16	$28,366	$19,966	0%	No Set Maturity	Yes
Promissory Note 4	15-Apr-15	$53,500	$18,275	0%	No Set Maturity	Yes
Convertible Note 2019	1-Apr-19	$96,087	$98,849	6%	1-Apr-22	Not yet due
Convertible Note 2017	31-Oct-17	$211,000	$248,539	6%	31-Oct-20	Not yet due

The Cookie Department Inc.'s financial statements are available in "Issuer Financial Information," which is on the issuer's offering page on the SMBX.

Risk Factors

Your crowdfunding investment in the bonds will involve risks. This section summarizes some but not all of the specific risks and investment considerations with respect to an investment in the bonds. This prospectus does not describe all of those risks and investment considerations, including risks and considerations relating to your particular circumstances. Neither **The Cookie Department Inc.**, nor SMBX, nor any financial service provider related to this offering, are responsible for advising you of these risks now or as they may change in the future. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of **The Cookie Department Inc.** and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You should consult with your own financial, tax and legal advisors, to carefully consider the following discussion of risks, among other matters, before deciding whether an investment in the bonds is suitable for you. These bonds are not an appropriate investment for you if you are not knowledgeable about important features of the bonds or financial matters in general. You should not purchase bonds unless you understand and know you can bear these investment risks.

Risks to the investor/purchaser include but are not limited to the following:

Prepayment Risk. **The Cookie Department Inc.** may choose to redeem these bonds when prevailing interest rates are relatively low, or **The Cookie Department Inc.** may feel that they can issue bonds at a lower interest rate. This is considered prepayment risk. If your bonds are redeemable at a time of our choosing, **The Cookie Department Inc.** may choose to redeem your bonds from time to time. If this happens, it will most likely happen when prevailing interest rates are lower than the interest rate paid on your bonds. If prevailing interest rates are lower when we choose to redeem your bonds, you may not be able to reinvest the redemption proceeds in a comparable bond at an effective interest rate as high as the interest rate on the bonds being redeemed.

Repayment Risk. Our ability to make payments on the bonds depends upon the results of our operations. **The Cookie Department Inc.,** intends to honor its debt-servicing obligations. However, our ability to do so depends on our ability to generate sufficient revenue to service our bond interest payments. Failure to generate sufficient revenue could prevent us from making distributions or otherwise providing cash needed in order to make payments on the bonds. **The Cookie Department Inc. Series A 10-2023 Bonds** are secured against collateral however, and will follow the covenants in section Form of Collateral on page 14.

Liquidity Risk. The Reg CF Securities are issued in a transaction exempt from registration under the 1933 Act and are not registered thereunder or any other law of the United States, or under the securities laws of any state or other jurisdiction. Reg CF Securities purchased through the SMBX platform cannot be resold, pledged, assigned or otherwise disposed of during the one-year period starting with the date of purchase, unless they are transferred: (1) to the company itself; (2) to an "accredited investor" (as defined in as defined in Regulation D under the 1933 Act); (3) in connection with a registered offering of the Reg CF Securities with the SEC; (4) to a family member of the Investor, or to a trust of the Investor or one of its family members; or (5) in connection with the Investor's death or divorce. Therefore, if you require liquidity in your investment, you should not invest in Reg CF securities.

DESCRIPTION OF OFFERING

Use of Proceeds

The purpose of this offering is to raise up to **$35,000**. The total proceeds of the successful offering, less offering expenses will be up to **$35,000**.* **The Cookie Department Inc.** intends to use the majority of the offering's net proceeds to produce their newest line of Keto Cookies "Champion Chip". In addition, The Cookie Department Inc. plans to revamp their online marketing infrastructure to further grow online sales nationwide as well as pay down some of its existing credit card debt.

*For The Cookie Department Inc. offering, SMBX will not be charging a capital raise fee.

Investment Considerations

Cancellation of Investment. Investors have an unconditional right to cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the issuer's offering materials. An investor can reconsider his or her investment decision until the final 48 hours of the offering. Thereafter, an investor will not be able to cancel any investment commitments made within the final 48 hours of the offering (except in the event of a material change to the offering). If an investor does not reconfirm his or her investment commitment within 5 business days after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Delivery of Securities. Currently, **The Cookie Department Inc.** is in sole possession of the bonds that **The Cookie Department Inc.** will offer for sale to investors. In the event of the successful close of the offering, **The Cookie Department Inc.** will complete the transaction by simultaneously providing successfully purchased bonds (in the form of bond certificates) to investors via email which will be electronically executed and delivered to investors at the close of an offering and directing SMBX to direct the Escrow agent managing the account set up on behalf of the offering to release funds to **The Cookie Department Inc.'s** bank. SMBX acts as an intermediary in this transaction, but does not handle, manage, or possess offering-related securities or funds.

Overview of Offering Terms

This offering is for **The Cookie Department Inc. Series A 10-2023 Bonds**, yielding a fixed interest rate of **8%**. There are **36** months of payments, which includes principal + interest for each payment, payable on the same day each month as the bond issuance date (unless it is a bank holiday, weekend day or falls at the end of the month where the same day may not be present in every month of the year i.e. the 31st only occurs in certain months, at which point payment will be made the following business day that is not a bank holiday), starting **1** month after the close of the offering. These bonds have no voting rights. There is no dilution involved, nor is there any consequence for the company's existing capital structure. The terms of this offering may not be modified in any way, other than by cancellation of the offering by **The Cookie Department Inc.** or the SMBX, which must occur prior to issuance of the bonds, defined as immediately after the successful close of the offering.

Payment of Principal and Interest

Principal and interest on the bonds will be paid to owners of a beneficial interest in the bonds in accordance with the arrangements set out below and determined by the outcome of the offering. There are **36** months of payments. Payments include principal + interest, payable on the same day each month as the bond issuance date (unless it is a bank holiday, weekend day or falls at the end of the month where the same day may not be present in every month of the year i.e. the 31st only occurs in certain months, at which point payment will be made the following business day that is not a bank holiday), starting **1** month after the close of the offering. Interest in the bonds accrues daily and is paid out monthly at the end of each period. In the event of a transfer of bond(s), the beneficial holder of the bond(s) at the end of the period will receive the principal + interest on the bond(s) for that month and for the remainder of the time they hold the bond(s) until the maturity of the bond(s).*

*Terms of the transference of ownership and its subsequent interest accrual method and payment are subject to change by the SMBX at any given time. Investors will be notified if any changes do occur.

Interest and Interest Rates

Each fixed-rate bond will begin to accrue interest on its issuance date, and continue to accrue interest until its maturity date, or if earlier, its redemption or repayment date. The formula used for computing interest is the following:

$$\text{Bond equivalent yield} \quad = \quad \frac{D \times N}{360 - (D \times M)} \quad \times \quad 100$$

Redemption and Repayment

Unless otherwise stated in the applicable appendix, the bonds will be repayable and redeemable by our company prior to their stated maturity date, at our discretion, but will otherwise not be redeemable at the discretion of investors prior to their stated maturity date, except in cases where nonperformance has triggered Rights of Acceleration clauses (please see Defaults and Rights of Acceleration, below).

Unless the applicable appendix states that the bond is not redeemable at our option prior to its stated maturity date, then on the first day of the following accrual period, we may redeem those bonds, either in whole or from time to time in part, by giving written notice to the holder of the bond being redeemed at least 30 but not more than 60 days before the redemption date or dates specified in that supplement. Interest payments will cease to accrue prior to at 5pm PT on the day before the first day of a new accrual period. (For example, if the monthly principal + interest payments are on the 5th of each month, we will only redeem our bonds on the 5th of a given month. Interest will be accrued up until the 4th of the month for the previous period and will be paid to investors accordingly). Unless otherwise specified in the applicable supplement, the redemption or repayment price will equal 100% of the principal amount of the bond plus accrued and unpaid interest to the date or dates of redemption or repayment, but no future interest payments will be made on that bond.

We also may at any time purchase bonds, including those otherwise tendered for repayment by a holder, or a holder's duly authorized representative through the exercise of the Survivor's Option described below, at any price or prices in the open market or otherwise. We retain the discretion to purchase these bonds at any price available on the market.

Survivor's Option

The "Survivor's Option" is a provision in a bond in which an issuer agrees to repay that bond, if requested by the authorized representative of the current beneficial owner of that bond, following the death of the current beneficial owner of the bond, so long as the bond was acquired by the current beneficial owner some time prior to the request.

There is no Survivor's Option for this bond. However, in the event of the death or incapacitation of the current beneficial owner of the bond, our company agrees to repay this bond, according to and consistent with its prearranged maturity schedule, as determined by the outcome of the offering, if requested by the authorized representative of the current beneficial owner of that bond, following the death or incapacitation of the current beneficial owner of the bond, so long as the bond was acquired by the current beneficial owner in a legal and legally-verifiable manner. At such point, the transfer of ownership to the new beneficial owner will have occurred. Receipt of payments through maturity of the bond by the new beneficial owner of the bond will require that the new beneficial owner register an account with SMBX, and qualify to register such an account. Subsequent paperwork relating to the transference of the physical bond certificates will also be processed by SMBX on behalf of **The Cookie Department Inc.** Unless the supplement in appendices relating this bond offering states otherwise, the Survivor's Option does not apply to this bond.

Requests for transfer of ownership by the authorized representative of the current beneficial owner of that bond may be sent to support@thesmbx.com or by calling 415-869-8819 between 9am PT and 5pm PT Monday through Friday.

Subordination

Secured Bonds

These bonds are secured by collateral (for details, see form of collateral section on page 14). As a result, these bonds are senior in right of payment to the extent and in the manner set forth in the Subordinated Indenture, as described below. The Subordinated Indenture generally defines "Senior Indebtedness" as any indebtedness for money borrowed, including all of our indebtedness for borrowed and/or purchased money, and all of our obligations arising from past senior liabilities that were outstanding on the date we executed the Subordinated Indenture, or were created, incurred or assumed after that date, and all deferrals, renewals, extensions and refunds of that indebtedness or obligations, unless the instrument creating or evidencing the indebtedness provides that the indebtedness is senior in right of payment to any of our other indebtedness.

Holders of senior bonds (**The Cookie Department Inc. Series A 10-2023 Bonds are senior bonds**), may be fully senior to interests held by creditors holding subordinated debt, or other beneficial owners with legal claim to liabilities in the event that we enter into a receivership, insolvency, liquidation or similar legal proceedings.

Defaults and Rights of Acceleration

This Indenture defines an event of default as any one of the following events: our failure to make scheduled payment when due on any bonds; our failure to make scheduled payment on any bonds within 30 days after the scheduled payment is due; our breach of any of our other covenants contained in this Indenture that is not cured within 90 days after written notice to us by the

intermediary on behalf of bondholders; and certain events involving our bankruptcy, insolvency or liquidation. Payment of principal of these bonds may or may not be accelerated in the case of a default. However, intermediary will determine the proper course, based on what is in the best interests of bondholders.

Collection of Indebtedness
If we fail to make scheduled payments on these bonds, or if we are over 30 days late on a payment on these bonds, on behalf of the interests of bondholders, the intermediary to this transaction (SMBX) will demand in writing that we pay to an escrow account set up for bondholders, for the benefit of the bondholders, under the applicable Indenture, the amount which is due and payable on those bonds. If we fail to pay the required amount on demand, under the covenants contained in this indenture, we will be contractually obligated to sell/convert the collateral into cash (see Form of Collateral on page 14) to which **The Cookie Department Inc. Series A 10-2023 Bonds** are secured against and use the proceeds to pay back bondholders for as much of the debt owed as possible at that point in time, if not in full**.** Finally, if the funds recovered by selling/converting the collateral do not cover the entire debt that is owed and we are unable to cure our debt obligations on these bonds within 90 days from the initial written notice, the intermediary, on behalf of bondholders may take further actions including instituting judicial proceedings, or referring out to a third-party collection agency, in an order that the intermediary determines is in the best interests of bondholders.

Opening New Bond Series and Future Funding
Nothing in the terms of this offering prohibit or otherwise prevent **The Cookie Department Inc.** from issuing subsequent bonds or funding itself in the future by any means determined appropriate or necessary by the principals of **The Cookie Department Inc.**, provided that such funding methods do not violate securities law or any issuance limits placed by securities law on issuers, regardless of withstanding exemptions.

REGISTRATION AND SETTLEMENT

Book-Entry System
All of the bonds we offer will be issued by our company and provided directly to investors in a pdf "certificate form" via email through the SMBX portal, and a record of ownership will be kept in "book-entry only form", recorded in the SMBX backend database, and will be represented to investors in their "Portfolio."

SMBX back-office accounting system automatically records which bondholders have been issued bonds by our company. However, SMBX does not manage, possess, or handle securities exchanged across its platform. All issuances are directly between the issuer and bondholders.

Registration, Transfer, and Payment of Certified Bonds
Registration. Registration of beneficial ownership of bonds in the book entry system is automatically triggered at the successful close of the offering after bonds have been issued, allocated, in specific cases reconfirmed by investors, and registered in the book entry system automatically populates the registrant ID of the registered bond holder. The transaction is also recorded in the investor's "Portfolio" history and current bond holdings so that investors are able to see their positions at any given point in time. Finally, a physical digital bond certificate is also generated, electronically signed, and distributed directly to investors via email. The SMBX facilitates this process on our behalf and at our direction only.

Transfer. Transfer of ownership of bonds from one registered investor to another investor involves the current owner directly transferring their beneficial ownership of the bond to the new owner for a cash amount agreed to by both parties or by some other method of agreement. Please note however, that the requirements of transference in the first year is subjected to Reg CF rules where Reg CF Securities purchased through the SMBX platform cannot be resold, pledged, assigned or otherwise disposed of during the one-year period starting with the date of purchase, unless they are transferred: (1) to the company itself; (2) to an "accredited investor" (as defined in as defined in Regulation D under the 1933 Act); (3) in connection with a registered offering of the Reg CF Securities with the SEC; (4) to a family member of the Investor, or to a trust of the Investor or one of its family members; or (5) in connection with the Investor's death or divorce. In the event there is a transfer of bonds from the original owner to a new owner, both the original and new owners should contact the issuer and the SMBX to notify them of the change in ownership so that both the issuer and SMBX may record the transfer of ownership in the books and records. This transfer must be done in accordance to the bylaws of the issuer. The record of the old certificate will then be void and a new certificate will be created, executed and distributed to the investor via email.

Payment. Payments made between investors and issuers at issuance and between issuer and investors upon scheduled bond payments are all directed through a qualified third party, which are our Payments Processer/Escrow bank agent(s), North Capital Private Securities Corporation and Boston Private Bank and Trust Company. SMBX does not hold, manage, possess or otherwise handle customer securities or funds. When an investor makes an investment commitment, our company will direct SMBX to direct our payments processor to withdraw the funds from the investor's bank account or credit card in order to be placed in an escrow account operated by North Capital Private Securities Corporation. At the close of the offering, our company will direct SMBX to promptly direct our payments processor to transmit funds from North Capital to the issuer (us) when the aggregate amount of investment commitments from all investors is equal to or lesser than the maximum target amount of the offering provided it has been agreed to by the issuer (us), and the cancellation period for each investor has expired. Likewise, investors will direct SMBX to direct Boston Private to withdraw funds (principal + interest paid) from the monthly bond payments escrow account and deposit to their linked bank account.

TAX CONSEQUENCES TO U.S. HOLDERS

Debt Crowdfunding Securities

Our **The Cookie Department Inc. Series A 10-2023 Bonds** are a form of debt securities. The bonds will accrue monthly interest payments on the outstanding principal like a loan and will be paid to investors on a monthly basis. The payments will include principal + interest. Our investors do not have an equitable interest in **The Cookie Department Inc.** They are essentially lenders to **The Cookie Department Inc.** in which they are providing the funds for a specific transaction and are receiving interest payments according to the agreement. This type of transaction is different from an equity deal and, accordingly, the tax implications can differ.

Taxpayers investing in debt securities are typically not partners to an operating trade or business but are investors of the securities **The Cookie Department Inc.** has issued. They do not get to participate in any financial upside of the business. Accordingly, the interest payments they receive on their bonds are typically classified as interest income. Interest on bonds, mutual funds, CDs, and demand deposits of $10 or more is taxable. Taxable interest is taxed just like ordinary income. The investor will receive a 1099-INT at the end of the year that reflects the interest income they received and should file their taxes accordingly.

Ultimately investors need to carefully review any crowdfunding offering and make sure that they understand the tax ramifications. In addition, they should make sure to engage a qualified CPA or other tax professional to assist them with their tax return.

REGULATORY CONSIDERATIONS

Legal Authority and Obligations of SMBX

Legal authority of SMBX, issuers, and investors to participate in Reg CF securities offerings. SMBX is a FINRA-registered funding portal, but is not required to register as a broker-dealer, an alternative trading system, or an exchange. SMBX accepts investment commitments on behalf of issuers for securities offered in reliance on Section 4(a)(6) of the Securities Act. In doing so, SMBX effects transactions in securities for the account of others by, among other things, ensuring that investors comply with the conditions of Securities Act Section 4A(a)(4) and (8), by making the securities available for purchase through the funding portal, and ensuring the proper transfer of funds and securities as required by Securities Act Section 4A(a)(7). SMBX however does not:

- Offer investment advice or make recommendations;
- Solicit purchases, sales or offers to buy securities offered or displayed on its platform;
- Compensate promoters and others for solicitations or based on the sale of securities;
- Hold, possess, or manage investor funds or securities.
- Have a financial interest in any issuer using its services.

SMBX advises issuers offering securities on its platform. SMBX advises issuer about the structure and content of the issuer's offering. This includes but is not limited to assisting the issuer in preparing offering documentation, forms for the issuer to use in its offering that help it comply with its disclosure obligations, advice about the types of securities the issuer can offer, the terms

of those securities, and the procedures and regulations associated with Reg CF. However, SMBX does not offer investment advice or recommendations; does not solicit purchases, sales, or offers to buy the securities offered or displayed on its website or portal; does not compensate employees, agents, or other persons for such solicitation or based on the sale of securities displayed or referenced on its website or portal; does not hold, manage, possess, or otherwise handle investor funds or securities; and any other activities prohibited by the SEC.

Safe harbor for SMBX. SMBX can determine whether and under what terms to allow an issuer to offer and sell securities in reliance on Securities Act Section 4(a)(6) through its platform, while also complying with all other provisions of Reg CF, including the prohibition on providing investment advice or recommendations. SMBX uses algorithmic scores that are objective in order to advise issuers, including advising the issuer on the range of bond yields to qualify for a bond offering on SMBX. However, SMBX does not advertise, make statements or otherwise represent that the offerings listed on its platform are safer or better investments than those listed on other platforms. SMBX also does not use subjective criteria when to assessing an issuer.

Information about the offering is made available to the SEC and the general public no later than 21 days prior to execution of the sale of securities. SMBX makes available to the SEC and investors any information provided by the issuer pursuant to Section 4A(b), no later than 21 days prior to the first day on which securities are sold to any investor, during which time the intermediary may accept investment commitments. By signing this agreement, you are acknowledging that you have been informed that SMBX makes available to the SEC and investors any information provided by the issuer pursuant to Section 4A(b) no later than 21 days prior to the first day on which securities are sold to any investor, during which time the intermediary may accept investment commitments. This information will remain publicly available on SMBX platform until the offer and sale of securities is completed or cancelled (including any additional information provided by the issuer). SMBX does not require any person to establish an account with SMBX in order to access this information.

SMBX provides offering-related communication channels between issuer and investors. SMBX provides offering-related communication channels between issuer and investors, but does not participate in these communications, other than to establish guidelines about communication and to remove abusive or potentially fraudulent communications.

Terms of Investor Participation
SMBX-origination is restricted to SMBX. SMBX-originated crowdfunding transactions must be conducted exclusively through SMBX.

Right to denial of platform access. SMBX will deny access to its platform to an issuer, or cancel an offering of an issuer, that the funding portal believes may present the potential for fraud or otherwise raises investor protection concerns. It will also deny access to its platform if it reasonably believes that it is unable to adequately or effectively assess the risk of fraud of the issuer or its potential offering.

Cancellation of offering. An offering may be cancelled, for reasons that may vary, by either SMBX or the issuer. Issuer and SMBX reserve the right to cancel an offering at any time at discretion. When an offering is cancelled, investors will receive notification by email of the offering's cancellation, and all investment commitments will be credited back to investors' bank accounts per standard ACH processing times.

Investing in Reg CF securities includes risk of financial loss. Investing in Reg CF securities includes financial risks, including loss of money invested. By signing this agreement, you are acknowledging that investing in Reg CF securities includes risks, including loss of money invested. Each time before making an investment commitment, an investor must review relevant investor educational materials, and understand that the entire amount of his or her investment may be lost and is in a financial condition to bear the loss of the investment.

Investor acknowledgement of investment limits. Securities Act Section 4(a)(6)(B) limits the aggregate amount of securities that can be sold by an issuer to an investor in reliance on Section 4(a)(6) during the latest 12-month period. Securities Act Section 4A(a)(8) requires that SMBX, as a Reg CF funding portal, make efforts to ensure that no investor has made purchases in the aggregate, from all issuers, that exceed the limits in Section 4(a)(6). During the 12-month period preceding the date of such transaction, an investor's aggregate investment cannot exceed: (i) the lesser of $2,200 or 5% of the annual income or net worth of such investor, as applicable, if either the annual income or the net worth of the investor is less than $107,000; and (ii) 10% of the annual income or net worth of such investor, as applicable, not to exceed a maximum aggregate amount sold of $107,000, if either the annual income or net worth of the investor is equal to or more than $107,000. SMBX relies on an investor's representations concerning annual income, net worth and the amount of the investor's other investments in securities sold in reliance on Section 4(a)(6) through other intermediaries unless SMBX has a reasonable basis to question the reliability of the representation.

Investor will accept information solely by electronic means. Investors must consent to accept all offering and offering-related information required by Subpart C of Regulation Crowdfunding through electronic means, including but not limited to, educational materials, notices and confirmations.

Acknowledgement of educational materials made available prior to investing. Before investing in any securities sold on SMBX, you will the opportunity to review educational materials via email upon your account registration and in HELP, which includes the following information:
- the process for the offer, purchase and issuance of securities through the intermediary;
- the risks associated with investing in securities offered and sold in reliance on Section 4(a)(6);
- the types of securities that are offered on SMBX and the risks associated with each type of security, including the risk of having limited voting power as a result of dilution;
- the restrictions on the resale of securities offered and sold in reliance on Section 4(a)(6);
- the types of information that an issuer is required to provide in annual reports, the frequency of the delivery of that information, and the possibility that the issuer's obligation to file annual reports may terminate in the future;
- the limits on the amounts investors may invest, as set forth in Section 4(a)(6)(B);
- the circumstances in which the issuer may cancel an investment commitment;
- the limitations on an investor's right to cancel an investment commitment;
- the need for the investor to consider whether investing in a security offered and sold in reliance on Section 4(a)(6) is appropriate for him or her; and
- that following completion of an offering, there may or may not be any ongoing relationship between the issuer and SMBX.

Acknowledgement of the restrictions on the cancellation of an investment. Investors have an unconditional right to cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the issuer's offering materials. An investor can reconsider his or her investment decision until the final 48 hours of the offering. Thereafter, an investor will not be able to cancel any investment commitments made within the final 48 hours of the offering (except in the event of a material change to the offering). By participating in an offering, you are acknowledging that you will not be able to cancel any investment commitments made within the final 48 hours of the offering. If an investor does not reconfirm within 5 business days his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Limitations on Investments

Restrictions on Transfer of the Bonds Being Offered. The bonds being offered may not be transferred by any purchaser of such bonds during the one year period beginning when they were issued, unless such bonds are transferred:(1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. (PLEASE NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

Issuer Obligations

Issuers and affiliates of issuers must disclose their identity when posting in the News channel of the offering page. Any person posting in the News channel of the offering page, which is the communication channel, must clearly and prominently disclose with each posting whether he or she is a founder or an employee of an issuer engaging in promotional activities on behalf of the issuer, or is otherwise compensated, whether in the past or prospectively, to promote the issuer's offering.

Promoters of the issuer are required to disclose their identity and receipt of compensation. Promoters of offerings are required to disclose in all communications on SMBX their receipt of compensation and the fact that he or she is engaging in promotional activities on behalf of the issuer.

Notification to investors of material change made to an offering. Material changes made by the issuer to the offering terms require notification to investors, and require reconfirmation by investors of their investment commitments within five business

days. Reg CF defines "material changes" as 'information [with] substantial likelihood that a reasonable investor would consider it important in deciding whether or not to purchase the securities.'

Where You Can Find More Information

More information on general matters related to investing in this and other offerings can be found in the Help section of the SMBX mobile App, which is available for free download in the App Store or in our Investment Center at www.investor.thesmbx.com.

APPENDIX: FORM OF COLLATERAL _ak_ ᴰˢ

The Cookie Department Inc. Series A 10-2023 Bonds are secured by collateral in the form of the company's accounts receivables and inventory which includes finished product and packaging inventory. As of June 2020, the total value of accounts receivable and inventory The Cookie Department Inc. holds was $66,418. Under the covenants of this indenture, in the event there is a default on any of the bond payments due which exceeds 30 days of their payment date, The Cookie Department Inc. will be contractually obligated to convert/sell some or all of its other assets at the best market price available at that point in time and use the proceeds to pay back bondholders to the best of their ability. Any debt not covered by the proceeds recovered as part of the collateral being sold, and where The Cookie Department Inc. are unable to cure their debt obligations on these bonds within 90 days from the initial written notice by the intermediary, may warrant further actions by the intermediary on behalf of bondholders, which may include instituting judicial proceedings, or referring out to a third-party collection agency, in an order that the intermediary determines is in the best interests of bondholders. As highlighted, **The Cookie Department Inc. Series A 10-2023 Bonds** are senior bonds and may be fully senior to interests held by creditors holding subordinated debt, or other beneficial owners with legal claim to liabilities in the event that we enter into a receivership, insolvency, liquidation or similar legal proceedings.